SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

                                       Loudeye Corp.
(Name of Issuer)

                Common Stock, $0.001 Par Value Per Share
(Title of Class Securities)

                                           545754202
(CUSIP Number)

Brian T. Daly, Esq.
Millennium Management, L.L.C.
666 Fifth Avenue, 8th Floor
New York, NY 10103
                                     (212) 841-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

                                        September 27, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D

CUSIP No. 545754202
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Millenco, L.P. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 906,482
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 906,482
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN, BD

SCHEDULE 13D

CUSIP No. 545754202
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 906,482
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 906,482
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 545754202
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 906,482
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 906,482
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

    This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D filed on September 8, 2006 ("Schedule 13D") by the Reporting Persons, relating to their beneficial ownership of Common Stock (as defined below) of the Issuer (as defined below).

    Amendment No. 1 (i) amends and restates Items 3 and 5, and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class since the filing of Schedule 13D on the schedule for each Reporting Person and in Item 5. Except for the above-referenced amendments, Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1. Security and Issuer.

    The name of the issuer is Loudeye Corp., a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 1130 Rainier Avenue South, Seattle, Washington, 98144. This Schedule 13D relates to the Issuer’s Common Stock, $0.001 Par Value per share (the "Common Stock").

Item 2. Identity and Background.

    (a)-(c), (f). This statement is being filed by Millenco, L.P., a Delaware limited partnership (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    The business address for Millenco, Millennium Management and Mr. Englander is 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

    Note: Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners"), is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

    (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

    Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the “Exchange Act”), and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the beneficially owned shares in the transactions giving rise to this Schedule 13D was approximately $3,956,600, calculated on an average cost basis (excluding brokerage commissions) by account. Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

    The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

    The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

    The Issuer reported in a Current Report on Form 8-K filed as of August 8, 2006, that it had entered into an Agreement and Plan of Merger with Nokia Inc. (“Nokia”) and Loretta Acquisition Corporation, a wholly-owned subsidiary of Nokia. Millenco is continuing to evaluate its options with respect to the proposed merger.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

    (a) As of the date hereof, Millenco may be deemed to be the beneficial owner of 906,482 shares of Common Stock, which represents in the aggregate approximately 6.8% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 13,251,531 outstanding shares of Common Stock as of August 4, 2006, as reported by the Issuer on its Quarterly Report on Form 10-Q, filed as of August 9, 2006.

    Millennium Management, as the general partner of Millenco, may also be deemed to beneficially own the 906,482 shares of Common Stock beneficially owned by Millenco.

    Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 906,482 shares of Common Stock beneficially owned by Millenco.

    The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 906,482 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

    (c) Transactions in Company Common Stock since the filing of Schedule 13D: Schedule A annexed hereto lists all transactions in the Common Stock since the filing of the Schedule 13D by the Reporting Persons, which were all effected in the open market.

    (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s account to the extent permitted by debit balances in such account. Millenco generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers) may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

    There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

    Exhibit I: Joint Filing Agreement, dated as of September 28, 2006, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2006

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.001 Par Value per share, of Loudeye Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 28, 2006

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

                                   Schedule A

Transactions in the Common Stock Since the Filing of Schedule 13D:

Date of Transaction	Quantity Purchased	Price Per Share $
(Sold)
8/9/2006	32	4.32
8/9/2006	100	4.32
8/9/2006	768	4.32
8/9/2006	800	4.32
8/9/2006	800	4.32
8/9/2006	800	4.32
8/9/2006	1000	4.32
8/9/2006	1000	4.32
8/9/2006	1000	4.32
8/9/2006	1000	4.32
8/9/2006	1000	4.32
8/9/2006	1300	4.32
8/9/2006	1500	4.32
8/9/2006	1500	4.32
8/9/2006	1900	4.32
8/9/2006	1900	4.32
8/9/2006	2100	4.32
8/9/2006	3000	4.32
8/9/2006	3000	4.32
8/9/2006	3800	4.32
8/9/2006	6800	4.32
8/9/2006	8800	4.32
8/9/2006	15000	4.32
8/9/2006	16100	4.32
8/9/2006	60	4.31
8/9/2006	314	4.32
8/9/2006	513	4.31
8/9/2006	566	4.32
8/9/2006	684	4.32
8/9/2006	800	4.32
8/9/2006	816	4.32
8/9/2006	934	4.32
8/9/2006	1500	4.32
8/9/2006	2000	4.32
8/9/2006	3000	4.32
8/9/2006	3000	4.32
8/9/2006	11386	4.32
8/10/2006	9	4.32
8/10/2006	24	4.32
8/10/2006	76	4.32
8/10/2006	100	4.32
8/10/2006	100	4.32
8/10/2006	100	4.32
8/10/2006	100	4.32
8/10/2006	100	4.32
8/10/2006	100	4.32
8/10/2006	100	4.32
8/10/2006	100	4.32
8/10/2006	100	4.32
8/10/2006	200	4.28
8/10/2006	200	4.32
8/10/2006	300	4.32
8/10/2006	377	4.32
8/10/2006	500	4.32
8/10/2006	600	4.32
8/10/2006	924	4.32
8/10/2006	1000	4.32
8/10/2006	1000	4.32
8/10/2006	1000	4.32
8/10/2006	1000	4.32
8/10/2006	1000	4.32
8/10/2006	1000	4.32
8/10/2006	1500	4.32
8/10/2006	1941	4.32
8/10/2006	2360	4.32
8/10/2006	2500	4.32
8/10/2006	2607	4.32
8/10/2006	2900	4.32
8/10/2006	2959	4.32
8/10/2006	3000	4.32
8/10/2006	3482	4.32
8/10/2006	4500	4.32
8/10/2006	5000	4.32
8/10/2006	5041	4.32
8/10/2006	5100	4.32
8/10/2006	7500	4.32
8/10/2006	7900	4.32
8/10/2006	8741	4.32
8/10/2006	10100	4.32
8/10/2006	12459	4.32
8/10/2006	500	4.32
8/11/2006	120	4.34
8/11/2006	200	4.34
8/11/2006	400	4.34
8/11/2006	680	4.34
8/11/2006	1000	4.34
8/11/2006	2500	4.34
8/11/2006	2750	4.34
8/11/2006	2900	4.34
8/11/2006	3500	4.34
8/11/2006	5000	4.34
8/11/2006	5950	4.34
8/14/2006	2000	4.33
8/14/2006	3000	4.33
8/14/2006	5000	4.33
8/14/2006	5100	4.33
8/14/2006	9900	4.33
8/14/2006	124	4.33
8/14/2006	300	4.33
8/14/2006	2377	4.33
8/14/2006	5000	4.33
8/14/2006	5199	4.33
8/14/2006	6000	4.33
8/14/2006	6000	4.33
8/17/2006	100	4.32
8/17/2006	210	4.32
8/17/2006	300	4.33
8/17/2006	325	4.33
8/17/2006	565	4.33
8/17/2006	3810	4.33
8/18/2006	16	4.34
8/18/2006	100	4.35
8/18/2006	400	4.34
8/18/2006	500	4.34
8/18/2006	500	4.35
8/18/2006	500	4.41
8/18/2006	820	4.44
8/18/2006	950	4.34
8/18/2006	1500	4.43
8/18/2006	4900	4.34
8/21/2006	100	4.35
8/21/2006	100	4.35
8/21/2006	100	4.35
8/21/2006	1900	4.34
8/21/2006	1900	4.35
8/21/2006	2100	4.34
8/21/2006	2100	4.35
8/21/2006	6000	4.34
8/21/2006	6000	4.35
8/22/2006	100	4.37
8/22/2006	100	4.37
8/22/2006	100	4.37
8/22/2006	100	4.37
8/22/2006	100	4.37
8/22/2006	100	4.38
8/22/2006	100	4.38
8/22/2006	100	4.38
8/22/2006	100	4.38
8/22/2006	100	4.38
8/22/2006	100	4.38
8/22/2006	200	4.37
8/22/2006	200	4.37
8/22/2006	200	4.37
8/22/2006	200	4.38
8/22/2006	200	4.38
8/22/2006	300	4.36
8/22/2006	300	4.37
8/22/2006	300	4.38
8/22/2006	300	4.38
8/22/2006	326	4.37
8/22/2006	374	4.37
8/22/2006	400	4.36
8/22/2006	400	4.37
8/22/2006	400	4.38
8/22/2006	500	4.36
8/22/2006	577	4.37
8/22/2006	600	4.36
8/22/2006	600	4.37
8/22/2006	600	4.37
8/22/2006	700	4.38
8/22/2006	700	4.38
8/22/2006	800	4.38
8/22/2006	848	4.37
8/22/2006	900	4.38
8/22/2006	900	4.38
8/22/2006	1000	4.36
8/22/2006	1000	4.36
8/22/2006	1000	4.36
8/22/2006	1000	4.36
8/22/2006	1000	4.36
8/22/2006	1000	4.37
8/22/2006	1000	4.37
8/22/2006	1000	4.37
8/22/2006	1000	4.38
8/22/2006	1000	4.38
8/22/2006	1252	4.37
8/22/2006	1915	4.36
8/22/2006	10000	4.36
8/22/2006	30	4.35
8/22/2006	39	4.35
8/22/2006	100	4.34
8/22/2006	100	4.34
8/22/2006	100	4.34
8/22/2006	100	4.34
8/22/2006	100	4.34
8/22/2006	100	4.34
8/22/2006	100	4.34
8/22/2006	100	4.34
8/22/2006	100	4.34
8/22/2006	100	4.34
8/22/2006	100	4.35
8/22/2006	110	4.35
8/22/2006	200	4.34
8/22/2006	200	4.34
8/22/2006	200	4.35
8/22/2006	200	4.35
8/22/2006	200	4.35
8/22/2006	300	4.34
8/22/2006	353	4.34
8/22/2006	430	4.35
8/22/2006	450	4.34
8/22/2006	500	4.34
8/22/2006	500	4.34
8/22/2006	670	4.35
8/22/2006	700	4.35
8/22/2006	800	4.34
8/22/2006	800	4.34
8/22/2006	900	4.34
8/22/2006	900	4.34
8/22/2006	900	4.34
8/22/2006	900	4.34
8/22/2006	900	4.34
8/22/2006	900	4.34
8/22/2006	900	4.34
8/22/2006	900	4.34
8/22/2006	1000	4.34
8/22/2006	1000	4.35
8/22/2006	1020	4.35
8/22/2006	1170	4.35
8/22/2006	1370	4.35
8/22/2006	1380	4.34
8/22/2006	1900	4.35
8/22/2006	2400	4.34
8/22/2006	3000	4.35
8/22/2006	3100	4.35
8/22/2006	3800	4.35
8/22/2006	3930	4.35
8/22/2006	4000	4.34
8/22/2006	4000	4.34
8/22/2006	4000	4.35
8/22/2006	4217	4.34
8/22/2006	4500	4.34
8/22/2006	5000	4.34
8/22/2006	5000	4.35
8/22/2006	6000	4.34
8/22/2006	6000	4.35
8/22/2006	6600	4.34
8/22/2006	8900	4.34
8/23/2006	49	4.37
8/23/2006	100	4.35
8/23/2006	100	4.36
8/23/2006	100	4.36
8/23/2006	100	4.36
8/23/2006	100	4.36
8/23/2006	100	4.36
8/23/2006	100	4.37
8/23/2006	100	4.37
8/23/2006	100	4.37
8/23/2006	126	4.36
8/23/2006	200	4.35
8/23/2006	200	4.36
8/23/2006	200	4.36
8/23/2006	200	4.36
8/23/2006	200	4.37
8/23/2006	300	4.35
8/23/2006	300	4.35
8/23/2006	300	4.35
8/23/2006	300	4.36
8/23/2006	300	4.36
8/23/2006	300	4.37
8/23/2006	300	4.37
8/23/2006	300	4.37
8/23/2006	300	4.37
8/23/2006	300	4.37
8/23/2006	332	4.36
8/23/2006	400	4.36
8/23/2006	496	4.37
8/23/2006	700	4.36
8/23/2006	900	4.36
8/23/2006	1400	4.36
8/23/2006	1587	4.37
8/23/2006	1600	4.36
8/23/2006	1800	4.36
8/23/2006	2000	4.36
8/24/2006	50	4.37
8/24/2006	53	4.37
8/24/2006	100	4.37
8/24/2006	100	4.37
8/24/2006	100	4.37
8/24/2006	150	4.37
8/24/2006	200	4.37
8/24/2006	225	4.37
8/24/2006	238	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	500	4.37
8/24/2006	810	4.37
8/24/2006	850	4.37
8/24/2006	900	4.37
8/24/2006	950	4.37
8/24/2006	1000	4.37
8/24/2006	1050	4.37
8/24/2006	1200	4.37
8/24/2006	2262	4.37
8/25/2006	100	4.36
8/25/2006	100	4.36
8/25/2006	300	4.35
8/25/2006	300	4.35
8/25/2006	319	4.36
8/25/2006	400	4.35
8/25/2006	400	4.36
8/25/2006	3019	4.36
8/25/2006	4181	4.36
8/28/2006	70	4.36
8/28/2006	100	4.36
8/28/2006	1030	4.36
8/28/2006	1900	4.36
8/28/2006	2000	4.36
8/28/2006	2000	4.36
8/28/2006	2900	4.36
8/28/2006	5000	4.36
8/28/2006	5000	4.36
8/28/2006	5000	4.36
8/29/2006	100	4.36
8/29/2006	100	4.36
8/29/2006	100	4.36
8/29/2006	135	4.36
8/29/2006	181	4.36
8/29/2006	200	4.36
8/29/2006	200	4.36
8/29/2006	200	4.36
8/29/2006	300	4.36
8/29/2006	300	4.36
8/29/2006	600	4.36
8/29/2006	1000	4.36
8/29/2006	1000	4.36
8/29/2006	1000	4.36
8/29/2006	1000	4.36
8/29/2006	1000	4.36
8/29/2006	1000	4.36
8/29/2006	1100	4.36
8/29/2006	1500	4.36
8/29/2006	2000	4.36
8/29/2006	2175	4.36
8/29/2006	2605	4.36
8/29/2006	2900	4.36
8/29/2006	3000	4.36
8/29/2006	3000	4.36
8/29/2006	3000	4.36
8/29/2006	3148	4.36
8/29/2006	4000	4.36
8/29/2006	(4600)	4.36
8/29/2006	(1100)	4.36
8/29/2006	(300)	4.36
8/30/2006	50	4.38
8/30/2006	85	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	100	4.38
8/30/2006	200	4.38
8/30/2006	200	4.38
8/30/2006	200	4.38
8/30/2006	200	4.38
8/30/2006	200	4.38
8/30/2006	200	4.38
8/30/2006	200	4.38
8/30/2006	209	4.38
8/30/2006	210	4.38
8/30/2006	264	4.37
8/30/2006	265	4.38
8/30/2006	300	4.37
8/30/2006	300	4.38
8/30/2006	300	4.38
8/30/2006	300	4.38
8/30/2006	300	4.38
8/30/2006	400	4.38
8/30/2006	400	4.38
8/30/2006	500	4.38
8/30/2006	563	4.38
8/30/2006	600	4.38
8/30/2006	600	4.38
8/30/2006	600	4.38
8/30/2006	600	4.38
8/30/2006	600	4.38
8/30/2006	798	4.38
8/30/2006	800	4.38
8/30/2006	800	4.38
8/30/2006	858	4.38
8/30/2006	905	4.38
8/30/2006	1000	4.37
8/30/2006	1000	4.37
8/30/2006	1000	4.38
8/30/2006	1000	4.38
8/30/2006	1000	4.38
8/30/2006	1000	4.38
8/30/2006	1000	4.38
8/30/2006	1000	4.38
8/30/2006	1050	4.38
8/30/2006	1400	4.38
8/30/2006	1600	4.38
8/30/2006	1700	4.38
8/30/2006	1791	4.38
8/30/2006	1800	4.38
8/30/2006	2000	4.38
8/30/2006	2000	4.38
8/30/2006	2000	4.38
8/30/2006	2000	4.38
8/30/2006	2000	4.38
8/30/2006	2000	4.38
8/30/2006	2000	4.38
8/30/2006	2000	4.38
8/30/2006	2250	4.38
8/30/2006	2400	4.38
8/30/2006	3000	4.37
8/30/2006	3000	4.38
8/30/2006	3300	4.38
8/30/2006	3300	4.38
8/30/2006	3300	4.38
8/30/2006	5200	4.38
8/30/2006	6342	4.37
8/30/2006	8000	4.37
8/30/2006	9251	4.38
8/30/2006	10000	4.37
8/30/2006	10759	4.38
8/31/2006	100	4.38
8/31/2006	100	4.38
8/31/2006	100	4.38
8/31/2006	100	4.38
8/31/2006	100	4.38
8/31/2006	100	4.38
8/31/2006	100	4.38
8/31/2006	200	4.38
8/31/2006	200	4.38
8/31/2006	200	4.38
8/31/2006	300	4.38
8/31/2006	1000	4.38
8/31/2006	1028	4.38
8/31/2006	2000	4.38
8/31/2006	2100	4.38
8/31/2006	2172	4.38
8/31/2006	2228	4.38
8/31/2006	2663	4.38
8/31/2006	2963	4.38
8/31/2006	3000	4.38
8/31/2006	4200	4.38
8/31/2006	4772	4.38
8/31/2006	4900	4.38
9/1/2006	13	4.4
9/1/2006	97	4.4
9/1/2006	100	4.4
9/1/2006	100	4.4
9/1/2006	100	4.4
9/1/2006	100	4.4
9/1/2006	187	4.4
9/1/2006	187	4.4
9/1/2006	200	4.4
9/1/2006	230	4.4
9/1/2006	300	4.4
9/1/2006	1000	4.4
9/1/2006	1000	4.4
9/1/2006	1000	4.4
9/1/2006	3020	4.4
9/1/2006	4000	4.4
9/1/2006	4000	4.4
9/1/2006	4200	4.4
9/1/2006	22	4.41
9/1/2006	30	4.4
9/1/2006	49	4.41
9/1/2006	50	4.41
9/1/2006	63	4.41
9/1/2006	78	4.41
9/1/2006	100	4.41
9/1/2006	100	4.41
9/1/2006	100	4.41
9/1/2006	100	4.41
9/1/2006	278	4.41
9/1/2006	455	4.41
9/1/2006	500	4.41
9/1/2006	500	4.41
9/1/2006	600	4.4
9/1/2006	600	4.41
9/1/2006	745	4.41
9/1/2006	800	4.41
9/1/2006	900	4.41
9/1/2006	1250	4.41
9/1/2006	1300	4.41
9/1/2006	1400	4.41
9/1/2006	1700	4.41
9/1/2006	1800	4.41
9/1/2006	1800	4.41
9/1/2006	2007	4.41
9/1/2006	3025	4.41
9/1/2006	3500	4.41
9/1/2006	8000	4.41
9/1/2006	8222	4.41
9/1/2006	10041	4.41
9/8/2006	24	4.41
9/8/2006	100	4.41
9/8/2006	300	4.41
9/8/2006	510	4.41
9/8/2006	678	4.41
9/8/2006	760	4.41
9/8/2006	1050	4.41
9/8/2006	1200	4.41
9/8/2006	1500	4.41
9/8/2006	1550	4.41
9/8/2006	1700	4.41
9/8/2006	5250	4.41
9/11/2006	100	4.41
9/11/2006	100	4.41
9/11/2006	180	4.41
9/11/2006	200	4.41
9/11/2006	300	4.4
9/11/2006	345	4.41
9/11/2006	1275	4.41
9/11/2006	4441	4.4
9/11/2006	7800	4.41
9/12/2006	92	4.4
9/12/2006	100	4.41
9/12/2006	1485	4.41
9/12/2006	3699	4.41
9/12/2006	8250	4.41
9/13/2006	100	4.41
9/13/2006	100	4.41
9/13/2006	100	4.41
9/13/2006	100	4.41
9/13/2006	100	4.41
9/13/2006	190	4.41
9/13/2006	318	4.41
9/13/2006	500	4.41
9/13/2006	500	4.41
9/13/2006	1642	4.41
9/13/2006	3497	4.41
9/13/2006	4810	4.41
9/18/2006	100	4.41
9/18/2006	115	4.41
9/18/2006	296	4.41
9/18/2006	300	4.41
9/18/2006	300	4.41
9/18/2006	300	4.41
9/18/2006	12	4.42
9/18/2006	92	4.42
9/18/2006	100	4.42
9/18/2006	100	4.42
9/18/2006	100	4.42
9/18/2006	300	4.42
9/18/2006	350	4.42
9/18/2006	500	4.42
9/18/2006	2508	4.42
9/19/2006	257	4.42
9/19/2006	692	4.42
9/19/2006	1000	4.42
9/22/2006	24	4.43
9/22/2006	86	4.43
9/22/2006	100	4.43
9/22/2006	100	4.43
9/22/2006	120	4.43
9/22/2006	185	4.43
9/22/2006	300	4.43
9/22/2006	468	4.43
9/22/2006	815	4.43
9/22/2006	914	4.43
9/22/2006	1000	4.43
9/22/2006	4700	4.43
9/22/2006	23	4.44
9/22/2006	36	4.43
9/22/2006	77	4.44
9/22/2006	100	4.44
9/22/2006	100	4.44
9/22/2006	100	4.44
9/22/2006	122	4.43
9/22/2006	182	4.44
9/22/2006	200	4.43
9/22/2006	200	4.44
9/22/2006	200	4.44
9/22/2006	200	4.44
9/22/2006	226	4.43
9/22/2006	229	4.44
9/22/2006	300	4.44
9/22/2006	300	4.44
9/22/2006	300	4.44
9/22/2006	309	4.43
9/22/2006	400	4.44
9/22/2006	429	4.43
9/22/2006	678	4.43
9/22/2006	1000	4.44
9/22/2006	1000	4.44
9/22/2006	5190	4.44
9/25/2006	190	4.43
9/25/2006	200	4.43
9/25/2006	200	4.43
9/25/2006	400	4.43
9/25/2006	610	4.43
9/25/2006	1100	4.43
9/25/2006	2000	4.43
9/26/2006	100	4.45
9/26/2006	137	4.45
9/26/2006	200	4.45
9/26/2006	300	4.45
9/26/2006	350	4.45
9/26/2006	500	4.45
9/26/2006	650	4.45
9/26/2006	900	4.45
9/26/2006	1000	4.45
9/26/2006	1000	4.45
9/26/2006	1000	4.45
9/26/2006	1144	4.45
9/26/2006	1525	4.45
9/26/2006	1760	4.45
9/26/2006	1972	4.45
9/26/2006	2000	4.45
9/26/2006	2000	4.45
9/26/2006	3000	4.45
9/26/2006	3000	4.45
9/26/2006	3000	4.45
9/27/2006	100	4.45
9/27/2006	100	4.45
9/27/2006	100	4.45
9/27/2006	100	4.45
9/27/2006	100	4.45
9/27/2006	166	4.45
9/27/2006	200	4.45
9/27/2006	200	4.45
9/27/2006	200	4.45
9/27/2006	200	4.45
9/27/2006	200	4.45
9/27/2006	290	4.45
9/27/2006	400	4.45
9/27/2006	500	4.45
9/27/2006	500	4.45
9/27/2006	500	4.45
9/27/2006	500	4.45
9/27/2006	500	4.45
9/27/2006	600	4.45
9/27/2006	710	4.45
9/27/2006	900	4.45
9/27/2006	1100	4.45
9/27/2006	1100	4.45
9/27/2006	1250	4.45
9/27/2006	1300	4.45
9/27/2006	2100	4.45
9/27/2006	2831	4.45
9/27/2006	3000	4.45
9/27/2006	3000	4.45
9/27/2006	3000	4.45
9/28/2006	100	4.45
9/28/2006	100	4.45
9/28/2006	370	4.45
9/28/2006	500	4.45
9/28/2006	800	4.45

Note:   All such transactions were effected by Millenco.